Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jon Snook Senior Vice President – Customer Service

May 3, 2013

U.S-Based Agents, Reps and Planners,

I’d like to thank those of you who have participated in the pay and benefits survey. The participation rate has been great; so far more than 3,100 people have provided feedback, and we appreciate you taking the time to voice your opinions.

We’ve heard a number of questions from you and I would like to use this opportunity to provide some clarifications.

First, some of you have asked why we are asking for feedback on your pay and benefits at this time, when inevitably changes will occur as we integrate the US Airways and American teams. The integration of workgroups may take months or even more than a year to accomplish. The unionized workgroups have transition agreements (MOUs) in place to provide enhancements in pay and benefits on day one of the merger and similarly, we want our ARP employees to share in the gains we expect to achieve through the merger on a similar timeframe.

Questions have been asked about the inclusion or exclusion of Profit Sharing in the different scenarios. The MOUs the unions negotiated accomplished two things: 1) traded Profit Sharing (which is a contingent deferred payment paid when American meets certain performance standards) for immediate changes to pay and/or benefits, and 2) made other changes to pay/benefits in recognition of the anticipated benefits of the merger. Had the unions not chosen to eliminate Profit Sharing, their immediate changes to pay and/or benefits would not have been as substantial.

Based upon previous feedback we received from the ARP group, we thought there may be a desire to trade Profit Sharing for larger immediate changes to pay and/or benefits, similar to the other workgroups, so we built that concept into Scenarios A and C. In Scenario B, we kept Profit Sharing, but the immediate changes to pay and/or benefits are less substantial since more significant changes in the other two options are being funded by the elimination of Profit Sharing. By participating in the survey, you have the opportunity to let us know if you prefer Profit Sharing or if you would rather eliminate Profit Sharing in exchange for more significant changes in other areas.

There have been additional questions about Profit Sharing and whether the estimated Profit Sharing award, as a percentage of eligible earnings, would be fixed at .73 percent. This is not a fixed rate. The .73 percent is simply a projection of what the percentage would be assuming $500 million in pre-tax earnings. The percentage would be higher if profits are higher. For example, if we earned $1 billion in pre-tax earnings, we could expect a Profit Sharing payment of 1.46 percent of an employee’s eligible earnings. If we earned $250 million in pre-tax earnings, the payment would be at a lower rate of .36 percent.

However, the same percentage rate would be applied to each ARP employee’s eligible earnings. So if the plan were to pay out at .73 percent, each ARP employee’s Profit Sharing award would be calculated by multiplying their eligible earnings by .73 percent.

4333 Amon Carter Blvd., MD 5610 Fort Worth, TX 76155 817-963-1250 Office jon.snook@aa.com

Jon Snook Senior Vice President – Customer Service

In regards to the $0.30 per hour “customer contact pay” included in the first scenario – in this option, every ARP employee would receive the $0.30 per hour premium. The premium would apply to every hour paid (the hours you work and other hours paid but now worked, like sick leave benefit, holiday, and vacation), versus an increase to your base pay rate. Currently, US Airways employees have a similar premium.

My sincere thanks to those of you who have already taken the time to participate in the survey, and I encourage the rest of you to take the time to participate – let your voice be heard! The survey is completely voluntary, and keep in mind that you can go back in to the survey and change your answer at any time while it is open if you would like, though only your last response will be counted. The survey closes at 11:59 p.m. CDT Tuesday, May 14.

And as always, thank you for the dedication you show to our operation and our customers.

Thanks,

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

4333 Amon Carter Blvd., MD 5610 Fort Worth, TX 76155 817-963-1250 Office jon.snook@aa.com

Jon Snook Senior Vice President – Customer Service

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

4333 Amon Carter Blvd., MD 5610 Fort Worth, TX 76155 817-963-1250 Office jon.snook@aa.com